UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
     ----------------------------------------------------------------------

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. __)
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
           (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                    Under the Securities Exchange Act of 1934

                        ITURAN LOCATION AND CONTROL LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Ordinary Shares, NIS 0.33-1/3 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M6158M104
                      -------------------------------------
                                 (CUSIP Number)

                                NOVEMBER 23, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  M6158M104
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Person

           Migdal Insurance & Financial Holdings Ltd.
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group

           (a) |X|

           (b) |_|

---------- ---------------- ----------------------------------------------------
       3.  SEC Use only

---------- -------------------------------------- ------------------------------
       4. Place of Organization Israel

----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        6. Shared Voting Power           299,484 Ordinary Shares*
Owned by Each       ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8. Shared Dispositive Power      299,484 Ordinary Shares*

--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person

          299,484 Ordinary Shares*
--------------------------------------------------------------------------------
       10. Check if the Aggregate Amount in Row (9) Excludes  Certain Shares

--------------------------------------------------------------------------------
       11. Percent of Class Represented by Amount in Row (9)
           1.3%**
--------------------------------------------------------------------------------
       12. Type of Reporting Person : CO

--------------------------------------------------------------------------------
*See Item 4.
**Based on 23,415,328 ordinary shares outstanding (as advised by the Issuer).

                                EXPLANATORY NOTE

This Statement on Schedule 13G is filed by the Reporting Person because on November 23, 2006 the Reporting Person beneficially owned 1,402,811Ordinary Shares, which, at the time, represented more than 5% of the Issuer's outstanding and issued Ordinary Shares. As of December 31, 2007 the Reporting Person is no longer beneficial owner of more than 5% of the Issuer's Ordinary Shares.

Item 1.
     (a) Name of Issuer:

           ITURAN LOCATION AND CONTROL LTD.


     (b) Address of Issuer's Principal Executive Offices:

           3 HASHIKMA STREET, AZOUR 58001, ISRAEL



Item 2.

(a)-(c)  Name of Person Filing, address and citizenship:

         The foregoing entity is referred to as the "Reporting Person" in this
         Statement:

         Migdal Insurance & Financial Holdings Ltd., an Israeli public company, with a principal business address at 4 Efal Street;
         P.O. Box 3063; Petach Tikva 49512, Israel.

(d)      Title of Class of Securities:
         Ordinary Shares, NIS 0.33-1/3 par value per share (the "Ordinary
         Shares")


(e)      CUSIP Number: M6158M104



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         Not Applicable.


Item 4.  Ownership


         The 299,484 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of 299,484 Ordinary Shares covered by this Statement.


         Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.


Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable.


Item 8.  Identification and Classification of Members of the Group
         Not Applicable.


Item 9.  Notice of Dissolution of Group
         Not Applicable.


Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                           [SIGNATURE PAGE TO FOLLOW]

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APRIL 8, 2008







         MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD.




         BY: /s/ Anath Levin & Shimon Kalman
            ----------------------------------------------------
         authorized signatories of MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD.